

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail
Deng Rong Zhou
Chief Executive Officer
Xiangtian (USA) Air Power Co., Ltd.
c/o Luck Sky International Investment Holdings Limited
Unit 602 Causeway Bay Comm Bldg 1
Sugar Street, Causeway Bay
Hong Kong, People's Republic of China

> **RE:** **Xiangtian (USA) Air Power Co., Ltd.**
> **Item 4.01 Form 8-K**
> **Filed August 19, 2013**
> **File No. 000-54520**

Dear Mr. Zhou:

We issued comments to you on the above captioned filing on September 13, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 6, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of this matter. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of this matter, consistent with the staff's decision to release publicly comment letters and response letters relating to matters it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Patrick Kuhn at (202) 551-3308 with any questions. You may also contact me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief